November 12, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Jenna Hough

Re:	Grove Collaborative Holdings, Inc.
Registration Statement on Form S-3
Filed October 15, 2024
File No. 333-282648
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grove Collaborative Holdings, Inc. (the “Company”), hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-3, Registration Number 333-282648 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 5:30 P.M., Eastern Time, on November 13, 2024, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
Please consider this letter to replace our previous letter, filed as correspondence via EDGAR on November 7, 2024, in which we requested the acceleration of the effective date of the Registration Statement for November 12, 2024 at 5:30 p.m., Eastern Time (the “Previous Request”). We hereby formally withdraw the Previous Request.
We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Carlton Fleming of Sidley Austin LLP at (415) 772-1207 or cfleming@sidley.com. If you have any questions, please contact Carlton Fleming at the phone number or email set forth above.

Very truly yours,

/s/ Jeffrey Yurcisin

Jeffrey Yurcisin
President and Chief Executive Officer
Grove Collaborative Holdings, Inc.

cc:	Sergio Cervantes, Chief Financial Officer
Martin Wellington, Sidley Austin LLP
Carlton Fleming, Sidley Austin LLP